FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 25, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for November 25, 2008 and incorporated by reference herein is the Registrant’s Proxy Statement dated November 25, 2008 for its Annual Meeting of Shareholders to be held on December 31, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: November 25, 2008

BLUEPHOENIX SOLUTIONS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of BluePhoenix Solutions Ltd. (the “Company”) will be held on Wednesday, December 31, 2008 at 10:00 A.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel. The Annual General Meeting is for the following purposes:

(1)	To elect Mr. Arik Kilman and Mr. Gur Shomron as directors of the Company;

(2)	To appoint Mr. Sam Somech and Mr. Michael Chill as outside directors, for a three-year term (in addition to the other outside director currently serving on the Board);

(3)	To reappoint the Company’s auditor, Ziv Haft, as the Company’s independent auditor for the period beginning on the Annual General Meeting and ending on the next annual general meeting;

(4)	To amend Article 28 of the Company’s Articles of Association;

(5)	To approve (a) a cash compensation; and (b) grant of restricted share units, to the Company’s outside directors;

(6)	To approve the grant of restricted share units to the Company’s non-employee directors;

(7)	To approve the amendment of terms of employment and compensation of Mr. Arik Kilman;

(8)	To approve an increase of the Company’s authorized share capital and an amendment of the Company’s Memorandum of Association;

(9)	To amend Article 21.1 of the Company’s Articles of Association; and

(10)	To receive and consider the Consolidated Financial Statements of the Company for the year ended December 31, 2007.

        Shareholders of record at the close of business on December 2, 2008 are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date, and sign the enclosed form of proxy and to return it promptly in the preaddressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

        Joint holders of shares should take note that, pursuant to Article 18.4 of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

November 25, 2008	By Order of the Board of Directors, Arik Kilman Chief executive Officer

BLUEPHOENIX SOLUTIONS LTD.
8 Maskit St.
Herzlia, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares”), of BluePhoenix Solutions Ltd. (“BluePhoenix” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on Wednesday, December 31, 2008 at 10:00 A.M., at the offices of the Company, 8 Maskit St., Herzlia, Israel.

        It is proposed that at the Annual General Meeting: (i) Mr. Arik Kilman and Mr. Gur Shomron be elected as directors of the Company; (ii) Mr. Sam Somech and Mr. Michael Chill be appointed as outside directors for a three-year term; (iii) Ziv Haft be reappointed as the Company’s independent auditor for the period ending on the next annual general meeting; (vi) the amendment of Article 28 of the Company’s Articles of Association, be approved; (v) a cash compensation and grant of restricted share units to the outside directors, be approved; (vi) the grant of restricted share units (RSUs) to non-employee directors be approved; (vii) the amendment of terms of employment and compensation of Mr. Arik Kilman be approved; (viii) an increase of the Company’s authorized share capital and an amendment of the Company’s Memorandum of Association, be approved; (ix) an amendment of Article 21.1 of the Company’s Articles of Association, be approved; and (x) the Consolidated Financial Statements of the Company for the year ended December 31, 2007 be received and considered.

        A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on December 2, 2008 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about December 2, 2008, and will be solicited mainly by mail; however, certain officers, directors, employees, and agents of the Company, may solicit proxies by telephone, emails, telegram, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        The Company had outstanding on November 20, 2008, 21,424,758 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate no less than 35% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of November 20, 2008, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s shares; and (ii) all directors and officers as a group.

Name and Address	Number of Ordinary Shares Owned	Percent of Total Shares(1)

aAd Capital Management, L.P. (2)	1,250,000	5.8%

Prescott Group Capital Management, L.L.C. (3)	1,427,700	6.6%

Arik Kilman (4)	1,311,249	5.9%

All directors and officers as a group (12 persons)(5)	1,376,083	6.2%

(1) Percentages in the above table are based on 21,424,758 Ordinary Shares outstanding as of November 20, 2008 and do not include 1,714,646 Ordinary Shares held by the Company and one of its wholly owned subsidiaries. Pursuant to Israeli law, these shares do not confer upon the Company or its subsidiary any voting rights.

(2)     Based on a Schedule 13F filed by aAd Capital Management, L.P. on September 30, 2008.

(3)     Based on a Schedule 13F filed by Prescott Group Capital Management, L.L.C. on September 30, 2008.

(4)     Number of shares owned includes an aggregate of 725,000 Ordinary Shares underlying options exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

(5)     Includes options to purchase Ordinary Shares exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

ITEM 1 – ELECTION OF DIRECTORS

        Under the Company’s Articles of Association, the number of members of the Board of Directors shall be not less than three (3) and not more than twelve (12). This range is proposed to be amended at the Annual Meeting as described under Proposal 9 below. The Board has set the current number of directors at five (5), of which three are outside directors.

        The following two nominees, each of which currently serves as a director of the Company, has advised the Company that he will continue to serve as a director if reappointed. Relevant information on each of the nominees, including their principal occupation during at least the past five years, is provided below.

        Each of the two nominees listed below shall hold office until the next Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provision of the Articles of Association of the Company or the law.

        Arik Kilman, age 55, has served as director and the Chief Executive Officer of the Company since 2003. Mr. Kilman has also served as President and Chief Executive Officer of BluePhoenix Solutions B.V. since its inception in October 2001. Mr. Kilman previously served as the President of Liraz Systems Ltd., which he founded in 1984, and managed since then. From 1998 to July 2000, Mr. Kilman served as Chief Executive Officer of Level 8 Systems Inc. Mr. Kilman holds a BA degree in economics and computer science from New York University.

        Gur Shomron, age 56, has served as director of the Company and as a member of the Company’s Audit Committee from July 2005 through December 2007, and was reappointed as a director of the Company and as a member of the Company’s Audit Committee in May 2008. Mr. Shomron has served as the Chairman of the Board of Directors of Fidelis Diagnostics Inc. since 2004. Prior to that, Mr. Shomron served as a Chairman of the Board and Chief Executive Officer of Mainsoft Corporation, a venture partner at StageOne VC fund, the president of Foraz R&D Fund and co-founder and R&D manager of Quality Computers 77 Ltd. Mr. Shomron is also a director of business development of Tangent Logic, Inc. and serves as a director of several privately-held high technology companies.

        In addition to the above nominees, the Company has two additional directors, who qualify as “outside directors” as mandated by the Companies Law, 1999 (the “Companies Law”). It is proposed that at the Annual General Meeting Mr. Sam Somech be appointed as an additional outside director of the Company as described under Proposal 2 below. It is also proposed that at the Annual General Meeting Mr. Michael Chill be reappointed for an additional three-year term. Following is the biographical information of the outside directors currently serving on the Board and of Mr. Sam Somech who is proposed to be appointed as an outside director at the Meeting:

        Michael Chill, age 42, has served as one of the Company’s outside directors and a member of the Company’s Audit Committee since July 2003. From January 2008, Mr. Chill has served as a Managing Director at Rodman & Renshaw LLC, an investment bank. From July 2005 through December 2007, Mr. Chill has served as Co-head of the Direct Investments at Paramount Biocapital Asset Management Inc., a venture capital hedge fund and broker dealer. Prior to that, Mr. Chill served as an analyst and independent advisor to various high technology companies and venture capital firms both in Israel and the United States. During 2000 and the first half of 2001, Mr. Chill served as the President and head of investment banking department at Jerusalem Global Ltd., a venture capital and investment banking firm. Prior to that, from 1999, Mr. Chill served as a managing director in the technology investment-banking group at Gruntal and Co. Mr. Chill holds a B.S. in accounting from the Sy Syms School of Business at Yeshiva University and an MBA from the Columbia Business School.

        Amira Berkovitz-Amir, age 42, has served as one of the Company’s outside directors and as a member of the Company’s Audit Committee since December 2004. From March 2007, Ms. Berkovitz-Amir serves as a director of finance of the Baruch Padeh Medical Center, Poriya. Until October 2005, Ms. Berkovitz-Amir served as Vice President, Finance of Of-Tov Products (2001) Ltd., a manufacturer in the food industry and a member of Osem Industries Group. Previously, Ms. Berkovitz-Amir served as Vice President, Finance and controller of Pri-Hagalil Industries, a manufacturer in the food industry. Ms. Berkovitz-Amir holds a BA degree in economics and accounting and an MA in business administration, both from the Hebrew University. Ms. Berkovitz-Amir is a certified public accountant in Israel.

        Sam Somech, age 56, has served as a Chairman of the Boards of Directors of Corelsense, Inc., Dapper, Inc., Action Base, Inc., and GigaSpaces, Inc., since 2007. Mr. Somech has also served as a director of Super Derivatives, Inc. since 2004. In 2004, Mr. Somech co-founded Itemfield, Inc. (which was later sold to Informatica, Inc.) and served as its Chief Executive Officer from its inception until 2006. Previously, Mr. Somech served as president and Chief Technology Officer of Level 8, Inc., a public company traded on the NASDAQ, which he co-founded in 1995. Prior to that, Mr. Somech founded and served as Chief Executive Officer of Data Voice Systems, Inc. Mr. Somech holds a B.S. in electrical engineering from the Technion, Israel Institute of Technology, an M.Sc. in computer science from Columbia University and an MBA from Baruch College.

        The Articles of Association of the Company provide that a director may appoint another person to serve as his alternate with all the rights and obligations of the appointing director, except the right to appoint a further alternate. The alternate director may not act at any meeting at which the director appointing him is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. An alternate director is solely responsible for his own acts and defaults, and is not the agent of the appointing director. To date, no alternate directors serve on behalf of the directors of the Company. Under the Companies Law, the outside directors may not appoint alternates to serve on the Board of Directors.

        In addition, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers to one or more committees of the Board, as permitted under the Companies Law, subject to the limitations and restrictions that the Board may from time to time prescribe. The Board has appointed an Audit Committee and a Share Option Committee. Under the Companies Law, each committee of the Board must include at least one outside director. The Audit Committee must include all of the outside directors.

        Remuneration and Other Information

        The following table sets forth with respect to all directors of the Company as a group, all remuneration paid to them by the Company, whether in their capacity as directors or otherwise, during the fiscal year ended December 31, 2007:

	Cash and cash-equivalent forms of remuneration
	Salaries, fees, directors' fees, commissions, and bonuses		Securities or property, insurance benefits or reimbursements, and personal benefits

All directors as a group (consisting of 10 persons)	$481,000	(1)	-

(1)	The aggregate remuneration set forth above does not include: (i) amounts paid to Formula Systems (1985) Ltd., our former controlling shareholder, under the terms of a management agreement, as consideration for management services rendered to the Company by certain directors designated by Formula. This agreement was terminated in June 2007 when Formula sold its controlling interest in the Company. Fees paid by the Company to Formula under this agreement for the year ended December 31, 2007 amounted to $45,000; and (ii) a bonus of $1.8 million paid by Formula Systems (1985) Ltd. to Mr. Kilman, the Company’s Chief Executive Officer, as compensation with respect to the sale by Formula of its shareholdings in the Company.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that Messrs. Arik Kilman and Gur Shomron be, and hereby are, elected to serve as members of the Board of Directors of the Company until the next annual general meeting.”

        Adoption of this resolution requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

        The Board of Directors recommends that the shareholders vote “For” the election of each of Messrs. Arik Kilman and Gur Shomron as directors of the Company. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For All” with respect to this proposal.

        In the event that any one or more of the nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein.

ITEM 2 – APPOINTMENT OF OUTSIDE DIRECTORS

        Under the Companies Law, the Company is required to appoint at least two outside directors. Mr. Michael Chill and Ms. Amira Berkovitz-Amir currently serve as outside directors of the Company, and their term of service terminates on July 22, 2009 and on December 31, 2010, respectively. It is proposed that at the Annual General Meeting, Mr. Sam Somech be appointed as an additional outside director.

        Outside directors are appointed for a three-year term, and may be reappointed for an additional three-year term. In accordance with the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) 2000, dual listed companies, like the Company, may appoint an outside director for an additional three-year term above the six-year term permitted under the Companies Law. The Company’s Audit Committee and Board of Directors propose to reappoint Mr. Michael Chill, who has served as an outside director of the Company since July 23, 2003, for an additional three-year term commencing on July 23, 2009, and until his successor is duly appointed and qualified. The Company’s Audit Committee and the Board of Directors (with Mr. Chill abstaining in both) confirm that due to the expertise and special contribution of Mr. Chill to the work of the Board and its committees, his re-appointment as an outside director is in the best interests of the Company.

        In addition, it is proposed to appoint Mr. Sam Somech, as an outside director of the Company for a three-year term commencing on January 1, 2009. Under the Companies Law, a person can not be nominated as an outside director in a public company if he has employment relationship, business relationship, professional relationship or other connections with the Company specified in the Companies Law. However, in certain circumstances, the Audit Committee may review the business or professional relationship (as applicable) between the Company and the nominee and confirm that such relationship is negligible both to the nominee and to the Company. Mr. Somech has certain business relationship with the Company. Accordingly, the Company’s Audit Committee reviewed and considered Mr. Somech’s business relationship with the Company. The Company’s Audit Committee concluded that such business relationship is negligible and therefore approved the nomination of Mr. Somech as an outside director of the Company.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, to appoint Mr. Sam Somech as an outside director of the Company for a three-year term commencing on January 1, 2009 and ending on December 31, 2011, and to reappoint Mr. Michael Chill as an outside director of the Company for an additional three-year term, ending on July 22, 2012.”

        Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as defined below), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of the Company’s outstanding shares.

        A “controlling shareholder” under the Companies Law, is defined as a shareholder who has the ability to direct the activity of a company, except for an ability that stems from the fulfillment of his or her duty as a director or as a holder of any other position at the company.

        The Company’s Board of Directors (with Mr. Chill abstaining) recommends that the shareholders vote “For” the appointment of Messrs. Sam Somech and Michael Chill as outside directors of the Company. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” this proposed resolution.

ITEM 3 – REAPPOINTMENT OF AUDITORS

        Based upon the recommendation of the Audit Committee, the Board of Directors recommends Ziv Haft independent registered public accounting BDO member firm, for reappointment as the independent auditor of the Company for the period ending on the date of the next annual general meeting. Ziv Haft has no relationship with the Company or with any affiliate of the Company except as an auditor and, to a limited extent, as tax consultants. The Board of Directors and the Audit Committee believe that such limited non-audit function does not affect the independence of Ziv Haft. Ziv Haft has served as the independent auditor of the Company since 1993.

        The compensation paid to Ziv Haft for audit services, audit-related services and tax services for the fiscal year ended December 31, 2007 was $491,000, as approved by the Audit Committee and the Board of Directors.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the Company’s auditor, Ziv Haft, be, and it hereby is, reappointed as the auditor of the Company for a period ending on the date of the next annual general meeting.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution reappointing Ziv Haft as auditor of the Company.

        The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution.

ITEM 4 – APPROVAL OF AN AMENDMENT
TO ARTICLE 28 OF THE COMPANY’S ARTICLES OF ASSOCIATION

        Article 28 of the Company’s Articles of Association provides that the Company’s directors (other than the outside directors) shall not be paid any remuneration by the Company for their services as directors. Such a provision is not in line with market customary practice to pay remuneration to members of the board of directors. In order for the Company to continue to employ professional directors with high skills and expertise, it is proposed to delete that Article. If Article 28 is deleted as proposed, the provisions of the Companies Law and the regulations promulgated thereunder shall apply with respect to directors’ compensation and the requisite approvals required in connection therewith.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, to delete Article 28 of the Articles of Association of the Company.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

        The Board of Directors recommends a vote “For” approval of this proposed resolution.

ITEM 5 – APPROVAL OF COMPENSATION
OF OUTSIDE DIRECTORS INCLUDING GRANT OF RESTRICTED SHARE UNITS

    (a)        Approval of Payment of Cash Compensation:

        Under the Companies Law, subject to certain exceptions, the payment of compensation to directors of a company, whether in their capacity as directors or otherwise, requires approval of the Audit Committee, the Board of Directors and the shareholders. Payment of compensation to outside directors should also comply with the requirements of the Israeli Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002 (the “Outside Directors Regulations”).

        In accordance with the Outside Directors Regulations, shareholders approval is not required for approval of compensation of outside directors if the amounts payable are within the range specified in the Outside Directors Regulations. As explained below, the Company wishes to pay to its outside directors a lower cash amount than the range specified in the Outside Directors Regulation and therefore shareholders approval is required for approval of the cash compensation payable to the Company’s outside directors.

        The Company’s Audit Committee and the Board of Directors approved, subject to shareholder approval, the payment of cash compensation to the outside directors serving on the Board from time to time, in the following amounts:

(i)	an annual cash payment in an amount which is the higher of (x) the minimum amount payable to outside directors in accordance with the Outside Directors Regulations, as to be updated from time to time; and (y) NIS45,000 (the equivalent of approximately $11,200 as of the date hereof), payable in four equal quarterly installments; and

(ii)	a participation fee in an amount which is the higher of (x) the minimum amount payable to outside directors in accordance with the Outside Directors Regulations, as to be updated from time to time; and (y) NIS1,900 (the equivalent of approximately $470 as of the date hereof), for every meeting of the Board of Directors or its committees in which the director participates. In accordance with the Outside Directors Regulations, the payment for telephone meetings (or a meeting held by other similar means) shall be equal to 60% of the abovementioned amount, and payment for written resolutions shall be equal to 50% of the abovementioned amount.

        The abovementioned amounts are linked to the Israeli consumer price index as provided in the Outside Directors Regulations.

        The cash compensation shall be paid to the outside directors on the first day of each quarter for the preceding quarter.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, and the Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002, the cash compensation payable to the outside directors, as approved by the Audit Committee and the Board of Directors be, and the same hereby are, approved.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

        In accordance with the Outside Directors Regulations, this proposal, if approved, shall come into effect upon the appointment of Mr. Sam Somech as an outside director on January 1, 2009, or upon the renewal of the term of service of Mr. Michael Chill, on July 23, 2009 (as proposed under Proposal 2 above), whichever is earlier.

        The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution.

    (b)        Approval of Grant of Restricted Share Units:

        In addition to the cash compensation payable to the outside directors as described under Proposal 5(a) above, the Company’s Audit Committee and the Board of Directors approved, subject to shareholder approval, the grant of restricted share units (“RSUs”) to each of the Company’s outside directors, in such amounts and on such terms described under Proposal 6 below (approval of grant of restricted share units to non-employee directors). This proposal, if approved, shall come into effect upon the appointment of Mr. Sam Somech as an outside director of the Company on January 1, 2009, or upon the renewal of the term of service of Mr. Michael Chill, on July 23, 2009 (as proposed under Proposal 2 above), whichever is earlier. Accordingly, the initial grant described in Proposal 6 below under sub-paragraph (i) shall take place on January 1, 2009 (if Mr. Somech is appointed as an outside director as proposed in Proposal 2 above), or on July 23, 2009 (if Mr. Somech has not been appointed as an outside director as proposed and Mr. Chill is re-appointed to serve as an outside director for an additional three-year term).

        If either Proposal 2 or this proposal is not adopted, the outside directors will continue to receive such amounts of RSUs on such terms as previously approved by the shareholders of the Company.

        In the event of a termination of the service of an outside director, all outstanding RSUs previously granted shall be automatically vested, unless termination was made in accordance with sections 233, 245A, 246 or 247 of the Companies Law.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, and the Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002, the grant of RSUs under the Company’s 2007 Award Plan, to the outside directors, as approved by the Audit Committee and the Board of Directors be, and the same hereby are, approved.”

        In accordance with the Outside Directors Regulations, the grant of RSUs to outside directors requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as defined above), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of the Company’s outstanding shares.

        The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution.

ITEM 6 – APPROVAL OF GRANT OF
RESTRICTED SHARE UNITS TO NON-EMPLOYEE DIRECTORS

        In addition to the cash compensation payable to the non-employee directors as approved by the Audit Committee and the Board of Directors in accordance with the Companies Regulations (Reliefs in Transactions with Related Parties) 2000, the Company’s Audit Committee and the Board of Directors approved, subject to shareholder approval, the grant of RSUs to each of the Company’s non-employee directors, as follows:

(i)	40,000 RSUs on the first day of the first year of service, but not earlier than January 1, 2009; and

(ii)	30,000 RSUs on the first day of each following year of service as a director of the Company.

        Furthermore, the Company’s Audit Committee and the Board of Directors approved, subject to shareholder approval, the grant of 2,000 RSUs to Mr. Gur Shmoron, for his service as a director during 2008.

        “Non-employee directors” referred to in this proxy statement include directors serving on the Board from time to time, including outside directors, and excluding directors that receive or may receive compensation or management fees from the Company.

        The RSUs shall vest in three equal annual installments over a 3-year period, on the date of grant of the RSUs and on the first day of each of two additional years of service. The grant of the RSUs shall be under the terms set forth in the Company’s 2007 Award Plan and in accordance with the Company’s standard grant letter. In the event of termination of the service of a non-employee director (excluding outside directors), all outstanding RSUs previously granted shall be automatically vested, unless termination was made in accordance with sections 227A, 228(a)(2) – (5) or 231-234 of the Companies Law.

        The grant of RSUs to non-employee directors which do not serve as outside directors, is subject to the adoption of Proposal 4 above (amendment of Article 28 of the Company’s Articles of Association).

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the grant of RSUs under the Company’s 2007 Award Plan, to non-employee directors, as approved by the Audit Committee and the Board of Directors be, and the same hereby are, approved.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

        The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution.

ITEM 7 – APPROVAL OF AMENDMENT OF TERMS OF EMPLOYMENT AND
COMPENSATION OF MR. ARIK KILMAN

        Under the Companies Law, the payment of compensation to directors of the Company, whether in their capacity as directors or otherwise, requires shareholders approval. Mr. Kilman, which currently serves as the Company’s Chief Executive Officer, also serves as a director of the Company and therefore his compensation is subject to shareholder approval.

        The Company’s Audit Committee and the Board of Directors approved, subject to shareholder approval, an amendment of Mr. Kilman’s terms of employment under a revised employment agreement (the “Agreement”), which includes the following terms of service:

        The Agreement shall come into effect on January 1, 2009 and shall be for a three-year period (unless terminated earlier by either of the parties in accordance with the terms of the Agreement). The Agreement shall be renewed automatically for successive three-year periods (unless terminated by either of the parties in accordance with the terms of the Agreement).

        Under the Agreement, Mr. Kilman shall continue to serve as the Company’s Chief Executive Officer and in the event of nomination of the Company’s President, Mr. Yaron Tchewella as Chief Executive Officer, the Board may nominate Mr. Kilman to serve as a Chairman of the Board of Directors or in any other senior executive position, under the same terms of employment provided in the Agreement.

        In accordance with the terms of the Agreement, beginning in 2009, Mr. Kilman will receive the following compensation: (a) a base salary (the “Base Salary”) of $350,000 per annum, paid monthly, to be calculated based on the US$ representative exchange rate published by the Bank of Israel, but in any event such exchange rate shall no less than NIS 3.35 per US$1; and (b) 90,000 RSUs to be granted quarterly, at the end of each calendar quarter in 2009, and such other amount of RSUs in each quarter of the following years of service as to be determined by the Board. The RSUs will be granted under the terms and conditions set forth in the Company’s 2007 Award Plan. The RSUs shall vest in three equal installments over a 3-year period, on the date of grant and on the first day of each of two additional years of service.

        In addition, Mr. Kilman will be entitled to a bonus as described below, if the targets defined by the Board for each fiscal year of employment (beginning in 2009) are achieved and the terms defined by the Board are fulfilled:

(i)	On Target Bonus. Up to US$150,000 per annum, payable in quarterly installments, if the quarterly targets (based on the quarterly results of the Company as defined by the Board) are achieved; and

(ii)	Quarterly grants, each of which of 7,500 RSUs, during 2009, and such other amount of RSUs in each of the following years of service as to be determined by the Board, if the quarterly targets (based on the quarterly results of the Company as defined by the Board) are achieved. The RSUs will be granted under the terms and conditions set forth in the Company’s 2007 Award Plan. The RSUs shall vest in three equal installments over a 3-year period, on the date of grant and on the first day of each of two additional years of service.

(iii)	Bonus for Exceeding Targets. Up to US$150,000 per annum, if certain targets exceeding the targets mentioned in sub-section (i) above, as to be defined by the Board for each fiscal year of employment beginning in 2009, are achieved.

        During the employment term, Mr. Kilman shall be entitled to a benefits package which includes, inter alia, contributions by the Company to a Managers’ Insurance Policy in an amount equal to 8.33% of the Base Salary, Further Education Fund contributions by the Company of 7.5% of the Base Salary, up to 26 vacation days per year, sick leave according to the law and recuperation pay as required by law.

        Mr. Kilman shall also be entitled to reimbursement for out-of-pocket expenses reasonably incurred by him in connection with his service, and to use a company car which all of its expenses shall be borne by the Company.

        Each of the parties shall be entitled to terminate the agreement upon a 6-month prior notice, or a shorter period in certain circumstances defined in the Agreement.

        In addition to earned amounts and vested benefits, Mr. Kilman will be entitled for compensation upon termination as follows:

        In the event of termination by the Company without Cause (as defined below), termination by Mr. Kilman for Good Reason (as defined below), termination due to a change of control or a termination by notice of non-renewal, Mr. Kilman will be entitled to the greater of (A) the Base Salary in effect on the date of termination; or (B) the Base Salary in effect immediately prior to any reduction that would constitute Good Reason, payable in monthly installments following the date of termination in accordance with the Company’s regular payroll practice, each installment equal to the monthly payment of the Base Salary immediately prior to the date of termination (the “Annual Base Salary”). Mr. Kilman will not be entitled to the Annual Base Salary in the event of termination by the Company for Cause, termination by Mr. Kilman without Good Reason or termination due to death or disability.

        In addition, in the event of termination due to death or disability, termination by the Company without Cause, termination by Mr. Kilman for Good Reason, termination due to a change of control or a termination by notice of non-renewal, Mr. Kilman will be entitled to a pro-rata share of the On Target Bonus and the Bonus for Exceeding Target that Mr. Kilman would have earned if he had remained employed through the end of the fiscal year in which his employment terminated, based on the Company’s actual performance against the goals set by the Board for the quarters in such fiscal year and under the terms prescribed by the Board, payable when such bonus is to be paid in accordance with the terms set by the Board (the “Pro Rata Share of the Bonus”). Mr. Kilman will not be entitled to the Pro Rata Share of the Bonus in the event of termination by the Company for Cause or termination by Mr. Kilman without Good Reason.

        Furthermore, in the event of termination by the Company without Cause, termination by Mr. Kilman for Good Reason, termination due to a change of control or termination by notice of non-renewal, Mr. Kilman will be entitled to the immediate vesting of all of the RSUs granted but not yet vested awarded to Mr. Kilman under the Agreement, to be effectuate no later than 7 business days following termination (the “Immediate Vesting of RSUs”). Mr. Kilman will not be entitled to the Immediate Vesting of RSUs in the event of termination due to death or disability, termination by the Company for Cause or termination by Mr. Kilman without Good Reason.

        “Cause” is defined in the Agreement as (i) an indictment or conviction of Mr. Kilman of, or a plea of nolo contendere or guilty by Mr. Kilman to, any felony or any other crime which involves moral turpitude; (ii) a material violation by Mr. Kilman of federal or state securities laws, as determined by a court or other governmental body of competent jurisdiction; (iii) willful misconduct or gross negligence by Mr. Kilman with regard to the Company, which in the case of gross negligent result in material harm to the Company; (iv) a material violation by Mr. Kilman of any material Company policy or procedure provided to Mr. Kilman, including without limitation a material violation of the Company’s Code of Business Conduct and Ethics, Insider trading Policy, or Code of Ethics for Senior Financial Officers resulting in material harm to the Company; (v) fraud, embezzlement, theft or material dishonesty by Mr. Kilman against the Company (other than good faith immaterial expense account disputes) or any other act which was intended to result in substantial gain or personal enrichment for Mr. Kilman at the expense of the Company; (vi) Mr. Kilman’s continued failure, in the reasonable good faith determination of the Board, to perform the principal duties, functions and responsibilities of his position (other than any such failure resulting from Mr. Kilman’s Disability (as defined in the Agreement)) after written notice from the Company identifying the deficiencies in performance and a reasonable cure period of not less than thirty (30) days; or (vii) a material and willful breach of Mr. Kilman’s fiduciary duties to the Company;

        provided, however, that no finding of Cause pursuant to Mr. Kilman’s gross negligence under subsection (iii) or pursuant to subsection (iv) above shall be effective unless and until the Company has provided Mr. Kilman with written notice thereof stating with specificity the facts and circumstances underlying the finding of Cause and, if the basis for such finding of Cause is capable of being cured by Mr. Kilman, providing him with an opportunity to cure the same within thirty (30) calendar days after receipt of such notice.

        For purposes of the Agreement, no act or failure to act, on the part of Mr. Kilman, shall be considered “willful” unless it is done, or omitted to be done, by Mr. Kilman in bad faith and without reasonable belief that the his action or omission was in the best interests of the Company. Any act, or failure to act, based upon specific direction given pursuant to a resolution adopted by the Board of Directors or on the advice of Company counsel shall be conclusively presumed to be done, or omitted to be done, by Mr. Kilman in good faith and in the best interests of the Company. Notwithstanding the above, any termination of Mr. Kilman’s employment based on Cause shall not be deemed to be for Cause unless and until Mr. Kilman has been provided with (i) written notice specifying in detail the basis for such action and (ii) on at least (10) days prior notice, an opportunity, together with legal counsel, to be heard on such proposed determination.

        “Good Reason” is defined in the Agreement as the occurrence of any of the following events or actions, made without Mr. Kilman’s prior written consent, provided that no finding of Good Reason shall be effective unless and until Mr. Kilman has provided the Company, within sixty (60) calendar days of becoming aware of the facts and circumstances underlying the finding of Good Reason, with written notice thereof stating with specificity the facts and circumstances underlying the finding of Good Reason and, if the basis for such finding of Good Reason is capable of being cured by the Company, providing the Company with an opportunity to cure the same within thirty (30) calendar days after receipt of such notice:

    (i)        any reduction in Mr. Kilman’s Base Salary or On-Target Bonus (excluding any equity-based compensation) of more than seven (7) percent of the level hereunder, other than as part of an across-the-board reduction applicable to all or materially all senior executives of the Company that results in a reduction to Mr. Kilman materially proportional to that of other executives of up to twelve (12) percent of the level under the Agreement;

    (ii)        an actual relocation of Mr. Kilman’s principal office to another location more than 35 miles from Herzlia (frequent business travels will not be considered relocation of Mr. Kilman’s principal office);

    (iii)        any diminution in Mr. Kilman’s title or any material diminution in Mr. Kilman’s position, duties or responsibilities as defined in the Agreement (except as stated above);

    (vi)        a material breach by the Company of its obligations under the Agreement.

        The Agreement also includes non-competition and non-solicitation provisions.

        Prior to the Meeting, the Company’s Audit Committee and the Board of Directors approved (with Mr. Kilman abstaining), subject to the approval of the shareholders of the Company, the employment terms of Mr. Kilman in accordance with the Agreement, as described above.

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the employment terms of Mr. Kilman and his compensation, as approved by the Audit Committee and the Board of Directors be, and the same hereby are, approved.”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution approving the employment terms and compensation of Mr. Kilman.

        The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution. Whereas Mr. Kilman has an interest in the foregoing proposed resolution, Mr. Kilman refrains from making a recommendation with respect to such resolution.

ITEM 8 – INCREASE OF THE
COMPANY’S AUTHORIZED SHARE CAPITAL
AND AMENDMENT OF THE MEMORANDUM OF ASSOCIATION

        The authorized share capital of the Company is NIS 300,000, divided into 30,000,000 Ordinary Shares of NIS 0.01 par value each. As of November 20, 2008, the Company had 21,424,758 Ordinary Shares outstanding, 1,714,646 dormant shares, 1,660,182 Ordinary Shares underlying outstanding options and RSUs previously granted, and 1,285,714 Ordinary shares underlying warrants, leaving an aggregate of 3,914,700 Ordinary Shares available for future issuances. In order to ensure availability of share capital for future transactions and investments, as well as for future grants under the Company’s incentive plans, the Board of Directors recommends to the shareholders to increase the Company’s authorized share capital by an additional NIS 300,000 comprised of 30,000,000 Ordinary Shares of NIS 0.01 par value each. Following such increase, if approved, the authorized share capital of the Company would be NIS 600,000 comprised of 60,000,000 Ordinary Shares of NIS 0.01 par value each.

        An increase of the Company’s share capital involves an amendment of section 4 of the Company’s Memorandum of Association (the “Memorandum”), as well as an amendment of Article 5 of the Company’s Articles of Association. In order to avoid discrepancies or inconsistencies, it is proposed that instead of specifying the authorized share capital both in the Memorandum and in the Articles of Association, the Memorandum would be amended such that the amount of authorized share capital would be omitted and instead, there would be a reference to such amount of share capital specified in the Articles of Association.

        Amendment of the Articles of Association requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy (a simple majority). However, in accordance with the provisions of the Companies Law, a change of the Memorandum of companies incorporated prior to the effectiveness of the Companies Law, should be approved by the affirmative vote of the holders of 75% (seventy five percent) of the voting power represented at the Meeting in person or by proxy, unless otherwise is prescribed in the Memorandum.

        It is proposed that the share capital section in the Company’s Memorandum will be replaced by the following:

“The authorized share capital of the Company shall be as specified in the Company’s Articles of Association, as amended from time to time.”

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, to increase the authorized share capital of the Company by an additional NIS 300,000 comprised of 30,000,000 Ordinary Shares of NIS 0.01 par value each, such that following such increase, the authorized share capital of the Company would be NIS 600,000 comprised of 60,000,000 Ordinary Shares of NIS 0.01 par value each, and to amend Article 5 of the Company’s Articles of Association accordingly; and

FURTHER RESOLVED, to omit the amount of authorized share capital specified in the Company’s Memorandum of Association and to replace section 4 of the Memorandum of Association by the following:

“The authorized share capital of the Company shall be as specified in the Company’s Articles of Association, as amended from time to time.”"

        The affirmative vote of the holders of 75% (seventy five percent) of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution approving the increase of the authorized share capital and amendment of the Company’s Memorandum.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 9 – APPROVAL OF AN AMENDMENT
TO ARTICLE 21.1 OF THE COMPANY’S ARTICLES OF ASSOCIATION

        Article 21.1 of the Company’s Articles of Association provides that the number of members of the Board of Directors shall be not less than three (3) and not more than twelve (12). After considering the Company’s size and type of business, the Board holds the opinion that up to six members of the Board would be sufficient for the Company. Therefore, it is proposed to amend Article 21.1 of the Company’s Articles to provide that the number of members of the Board of Directors shall be not less than three (3) and not more than six (6).

        It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, to amend Article 21.1 of the Articles of Association of the Company to read as follows: “Until such time as the General Meeting decides otherwise, the number of members of the Board of Directors shall be set by the Board from time to time, provided, however, that such number shall be not less than three (3) and not more than six (6)".”

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

        The Board of Directors recommends a vote “For” approval of this proposed resolution.

ITEM 10 – RECEIPT AND CONSIDERATION
OF THE FINANCIAL STATEMENTS

        At the Annual General Meeting, the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2007 and the Auditor’s Report in respect thereto will be presented and considered. A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2007 is available at the Company’s Web site, www.bphx.com.

This item does not involve a vote of the shareholders.

By Order of the Board of Directors, Arik Kilman Chief Executive Officer

Dated: November 25, 2008